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                           SUPPLY CHAIN SERVICES INC.

8/F, Guangdong Textile Centre, 22 Minden Avenue, Tsimshatsui, Kowloon, Hong Kong
                          Tel: 2366-8312 Fax: 2368-6923



September 20, 2001


Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549
U.S.A.

ATTN: MS. SUZANNE HAYES                                     FAX NO. 202-942-9635


Dear Ms. Hayes:

The Board of Directors of Supply Chain Services Inc. has decided to withdraw our SB-2 from the SEC's review at this time. We would appreciate your kind attention in this matter.

Thank you for your assistance.


Sincerely,
For and on behalf of
Supply Chain Services Inc.


/s/  Thomas Yan Chuen Chu
President

cc. Hunton & Williams - Mr. Charles Broll Jr. & Mr. Harry Maas